1933 ACT FILE NO.:
                                                    1940 ACT FILE NO.: 811-22337
                                                             CIK NO.: 0001478267

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:              Millington Unit Investment Trusts, Series 3

B. Name of depositor:                MILLINGTON SECURITIES, INC.

C. Complete address of depositor's principal executive offices:

                              222 South Mill Street
                           Naperville, Illinois 60540

D. Name and complete address of agent for service:

                                                      WITH A COPY TO:

CHARLES G. MILLINGTON, PRESIDENT                     MORRISON WARREN
   Millington Securities, Inc.                   Chapman and Cutler LLP
      222 South Mill Street                         111 W. Monroe St.
   Naperville, Illinois 60540                 Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F. Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on _______, 2009 at _____ pursuant to Rule 487.

--------------------------------------------------------------------------------
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


      Preliminary Prospectus Dated October __, 2009, Subject to Completion

                                      LOGO
                          MILLINGTON SECURITIES, INC.

                   THE ATIVO ESG PORTFOLIO, MID-CAP SERIES 1

                          MILLINGTON SECURITIES, INC.

                         PROSPECTUS DATED ______ , 2009

 A portfolio of mid-cap securities selected by Millington Securities, Inc. with the assistance of Ativo Capital Management LLC

The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


THE ATIVO ESG PORTFOLIO, MID-CAP SERIES 1

OVERVIEW

          Millington Unit Investment Trusts, Series 3, is a unit investment trust that consists of the Ativo Mid-Cap ESG Portfolio, Series 1 (the "Trust"). Millington Securities, Inc. ("Millington" or the "Sponsor") serves as the Sponsor of the Trust.

INVESTMENT OBJECTIVE

The Trust seeks to provide a high rate of portfolio growth.

PRINCIPAL INVESTMENT STRATEGY

          The Trust seeks to achieve its objective by investing in a portfolio of securities selected through the application of a defined investment strategy. The Trust may include domestic common stocks, ADRs and US-traded foreign stocks. The Trust applies a proprietary rules-based discounted cash flow return on investment (DCFROL) methodology to security selection. The strategy also includes a final step that uses third party ESG research (see IW Financial below) to validate the inclusion of individual stocks in the final portfolio. The Trust strategy was developed by Ativo Capital Management LLC.

          ESG refers to an analytical framework for tracking and reporting on corporate ENVIRONMENTAL, SOCIAL, AND GOVERNANCE performance and risk, and looks at the following areas: community, customers, corporate governance, employees, environment, and human rights.

          For a more detailed description of the investment strategy, including the ESG methodology and providers see "Investment Strategy" on page ___ of the prospectus

ATIVO CAPITAL MANAGEMENT LLC

          Ativo Capital Management ("Ativo") is a top ranked independent Registered Investment Advisor that seeks to "Choose Wisely(TM)" each security to deliver portfolio growth. Simply stated, Choose Wisely(TM), is Ativo's approach. Ativo rigorously applies discounted cash flow return on investment methodologies ("DCFROI") to the management of equity portfolios. This application is just one component of an approach that has been cultivated through nearly 40 years of utilizing, developing, and enhancing quantitative research. Ativo portfolios are based on sound "Chicago school" financial theory. As a quantitative advisor, Ativo develops consistent rules that are rigorously applied.

IW FINANCIAL

          IW Financial is an award winning provider of ESG research. The firm's expertise positions clients to benefit from two major trends shaping the financial services industry: demand for issues-based stock screening and a growing interest in investment portfolios that reflect the values of an institution or an individual. IW Financial's issue coverage is comprehensive--each company in their universe is covered across all issues, not just those that can be captured by identifying industry involvement. Their in-house research covers over 3,000 publicly traded U.S. companies across more than 125 issues, allowing the asset manager, fiduciary, or advisor to make more informed investment decisions.


FUTURE TRUSTS

          The Sponsor intends to create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately 15 months after the inception date (the "Inception Date") or upon the Trust's termination. If these future trusts are available, your units will automatically be reinvested into one of these trusts through the rollover (the "Rollover") unless you opt-out ("Opt-out") of the Rollover. At least 30 days prior to the termination of the Trust, the Sponsor will distribute a preliminary prospectus to all investors containing information about the future trust. Investors will then have the option to Opt-out of the Rollover and receive a cash distribution. For a more detailed description, see "Rollover and Opt-out" on page __ of the prospectus. Each Trust is designed to be part of a longer term investment strategy.

ESSENTIAL INFORMATION

UNIT PRICE AT INCEPTION                    $10.00

INCEPTION DATE                           _____, 2010

TERMINATION DATE                         _____, 2011

DISTRIBUTION DATES             10th day of each semi-annual
                                period (commencing _____,

RECORD DATES                       25th day of each month
                             preceding the semi-annual period
                                    (commencing _____, )

CUSIP NUMBERS
Fee Based Accounts

MINIMUM INVESTMENT                   $1,000/100 units

PORTFOLIO DIVERSIFICATION


PRINCIPAL RISKS

          As with all investments, you may lose some or all of your investment in the Trust. No assurance can be given that the Trust's investment objective will be achieved. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

          PRICE VOLATILITY. The Trust invests in common stocks of domestic and/or foreign companies. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

          Because the Trust is not managed, the Bank of New York Mellon, (the "Trustee") will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any trust will be positive over any period of time, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

          CURRENT ECONOMIC CONDITIONS. In December 2008, the National Bureau of Economic Research officially announced that the U.S. economy has been in a recession since December 2007. This announcement came months after U.S. stock markets entered bear market territory after suffering losses of 20% or more from their highs of October 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity has now declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

          DIVIDENDS. There is no guarantee that the issuers of the securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

          INVESTMENT STYLE. Although most, if not all, of the securities contained in the Trust meet the stated style, capitalization, and investment objective of the Trust as of the business day prior to the date of this prospectus, market fluctuations after this date may change a particular security's classification. Securities will not generally be removed from the Trust as a result of market fluctuations.

          MID-CAP COMPANIES. The securities in Mid-Cap, Series 1 are issued by companies which have been designated by the Sponsor as mid-cap. Smaller companies present some unique investment risks. Mid-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, mid-cap stocks may not be widely followed by the investment community, which may result in lower demand.

          LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

          THE TRUST MAY INVEST IN U.S.-LISTED FOREIGN SECURITIES. The Trust's potential investment in U.S.-listed foreign securities presents additional risk. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

          INFLATION RISK. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

          THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The value of your investment may fall over time. The Trust will generally hold, and may continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.


FEE TABLE

          The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

                                                             PERCENTAGE
                                                              OF PUBLIC      AMOUNT PER
                                                              OFFERING         $1,000
INVESTOR FEES                                                  PRICE (1)      INVESTED
---------------                                           -----------------------------
DISTRIBUTION FEE                                                 0.20%           2.00
CREATION AND DEVELOPMENT FEE                                     0.50            5.00
                                                          -----------------------------
MAXIMUM SALES FEES (including creation
and development fee)                                             0.70%         $ 7.00
                                                          =============================
ESTIMATED ORGANIZATION COSTS (2)
(amount per 100 units paid by the Trust at the end of the
initial offering period or after six months, at the
discretion of the Sponsor)                                       0.80%         $ 8.00
                                                          =============================

                                                            APPROXIMATE
ANNUAL FUND                                                 % OF PUBLIC
OPERATING                                                    OFFERING      AMOUNT PER
EXPENSES                                                       PRICE      100 UNITS (3)
---------------                                           -----------------------------
Trustee's Fee (4)                                              0.1080%         $1.080
Sponsor's supervisory fee                                      0.0300           0.300
Evaluator's fee                                                0.0350           0.350
Bookkeeping and administrative fee                             0.0350           0.350
Estimated other Trust operating expenses (4)                       --              --
                                                          -----------------------------
Total                                                              --%             --%
                                                          =============================

(1) The distribution fee compensates the Sponsor for costs associated with introducing the Trust to fee based account investors and their advisors, the distribution fee is fixed at $0.20 per unit. The creation and development "C&D" fee compensates the Sponsor for creating and developing the Trust, the C&D fee is fixed at $0.05 per unit. Both the distribution fee and the C&D fee are paid to the Sponsor at the close of the initial offering period. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the total C&D and distribution fees will be less than 0.70% of the Public Offering Price; if the unit price is less than $10.00 per unit, these fees will exceed 0.70% of the Public Offering Price.

(2) Organization costs include the portfolio consulting fee paid to Ativo for its assistance with the Trust portfolio.

(3) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(4) The estimated Trust operating expenses are based upon an estimated Trust size of approximately $10 million. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may, in some cases greatly exceed the amounts reflected. Other operating expenses include a licensing fee paid by the Trust to Ativo for the use of intellectual property owned by Ativo, but do not include brokerage costs and other transactional fees but could include global custody charges.



    ATIVO ESG PORTFOLIO, MID-CAP SERIES 1
    MILLINGTON INVESTOR PORTFOLIO, SERIES 3
    AS OF THE TRUST INCEPTION DATE, ____, 2010

                                           PERCENTAGE
NUMBER                                     OF AGGREGATE  MARKET     COST OF
   OF                                        OFFERING   VALUE PER SECURITIES TO
SHARES    ISSUER                              PRICE     SHARE(1)    TRUST(2)
-------------------------------------------------------------------------------



Notes to Portfolio

1) The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust's Inception Date. The Portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

2)   The cost of the securities to the Sponsor and the Sponsor's profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $___ and ($___), respectively.

3) This is a security issued by a foreign company that trades on a U.S. securities exchange.


                                   THE TRUST

INVESTMENT STRATEGY

          The Trust seeks to achieve its objective by investing in a portfolio of securities selected through the application of a defined investment strategy. The Trust may include domestic common stocks, ADRs and US-traded foreign stocks and applies a proprietary rules-based discounted cash flow return on investment (DCFROI) methodology to security selection. The strategy also includes a final step that uses third party environmental, social and governance ("ESG") research to validate the inclusion of individual stocks in the final portfolio. The Trust strategy was developed by Ativo Capital Management LLC. The selection date for the strategy was ____,2010.

          The Sponsor has selected Ativo Capital Management LLC ("Ativo") to serve as the Trust's portfolio consultant (the "Portfolio Consultant"). The Portfolio Consultant is responsible for assisting the Sponsor with the selection of the Trust portfolio and providing ongoing supervisory service related to the securities in the portfolio.

PORTFOLIO SELECTION STRATEGY (THE "STRATEGY")

          The Ativo ESG portfolios are created in a unique and positive way. Historically, SRI and sustainable investing was done on an exclusionary basis. The asset manager would determine what was not acceptable on a predetermined ethical or dogmatic basis and exclude certain companies from its investment universe. The final portfolio was then constructed from what equities within the target asset class remained. Modern ESG investing approaches the concept of responsible investing from a different tact.

          The three factors of the ESG analysis, environmental, social and governance, are now seen as potential reflections of risk rather than merely as moral or ethical issues. Corporations recognizing ESG factors as risk components within the context of best practices tend to be more sustainable in the long term. With these risk parameters in mind, the Portfolio Consultant constructs an ESG portfolio. Initially the Sponsor searches out an asset manager with a validated process that identifies high quality, sustainable companies with historical returns that support its methodology. Based on the recommended list of securities in the target asset class, the Sponsor then applies the research and "grading" supplied by third party ESG research specialists. The final portfolio is the net result of the high quality, institutional asset manager's recommended list and the application of the ESG parameters to validate the inclusion of the specific equity in the ESG portfolio. This process is repeated each time a portfolio is offered in a subsequent series of the Ativo ESG portfolios brought in conjunction with Millington Securities.

          To select the Trust's portfolio at the Inception Date, the Portfolio Consultant begins with a database of 11,000 securities and progressively:

     o Identifies all mid-cap securities that fall within the capitalization range utilized by industry recognized research databases

     o Applies valuation screens that incorporate upside potential, downside risk and long-term price targets

     o Applies growth screens to measure growth in assets, sales and earnings per share

     o Applies environmental, social and governance screens using third-party ESG database providers (See description on page ___)

     o Eliminates securites where recent publicly available information has not been incorporated into the above analysis.


          While the Trust has a term of approximately fifteen months, it is designed as part of a long-term investment strategy to be followed on an annual basis. As part of the strategy, the Sponsor currently intends to offer a subsequent series of the Trust for a rollover investment when the current Trust terminates. This long-term strategy is designed to outperform the general market over time, but may not do so in any given year. You may achieve more consistent overall results by following the strategy over several years.

          Please note that the Sponsor applied the Strategy to select the portfolio at a particular time. If additional units of the Trust are created after the Trust's Inception Date, the Trust will purchase the securities currently included in the Trust. This is true even if a later application of the strategy would have resulted in the selection of different securities.

HOW TO BUY UNITS

          You can buy units of the Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.millingtonsecurities.com. The public offering price equals the net asset value of each unit. The "net asset value per unit" is the value of the securities, cash and other assets in the Trust reduced by the liabilities of the Trust divided by the total units outstanding. The Sponsor often refers to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If the Sponsor receives your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time, then you will receive the price computed on the date of receipt. If the Sponsor receives your order after the close of regular trading on the New York Stock Exchange or if authorized financial professionals receive your order after that time, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers and clearing firms may charge a transaction or other fee for processing unit purchase orders. Units of the Trust are available for purchase through financial professionals, including the Sponsor, and are not available for purchase directly from the Trust.

          VALUE OF THE SECURITIES. The Sponsor determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The Sponsor generally determines the value of securities using the last sale price for securities traded on a national securities exchange.

          The Sponsor determined the initial prices of the securities shown under "Portfolio" for the applicable Trust in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day the Sponsor sells units it will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

          ORGANIZATION COSTS. During the initial offering period, part of the public offering price of the units represents an amount that will pay the costs of creating your Trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consulting fee, the initial fees and expenses of the Trustee and the initial audit. Your Trust will sell securities to reimburse the Sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when your Trust pays these costs.

          SALES FEES. The total sales fee in connection with purchasing units equals the distribution fee of 0.20% of the public offering price per unit on the Trust's Inception Date and the C&D fee of 0.50% of the public offering price per unit on the Trust's Inception Date. The total combined sales fee equals 0.70% of the public offering price per unit on the Trust's Inception Date. This combined sales fee becomes a fixed amount per unit and is paid to the Sponsor at the close of the initial offering period. If you redeem or sell your units prior to collection of the total sales fee, you will pay any remaining fee upon redemption or sale of your units. Because the distribution fee and C&D fee are fixed dollar amounts per unit, the actual fees will exceed the percentages shown in the "Fee Table" if the public offering price per unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the public offering price per unit exceeds $10. Since the distribution fee and C&D fee are fixed dollar amounts per unit, your Trust will charge these amounts per unit regardless of any decrease in net asset value.

          RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

HOW TO SELL YOUR UNITS

          You can sell or redeem your units on any business day the New York Stock Exchange is open through your financial professional or the Trustee of your Trust. Unit prices are available daily on the internet at www.millingtonsecurities.com or through your financial professional. After the close of the initial offering period, the sale and redemption price of units is equal to the net asset value per unit. During the initial offering period, the sale and redemption price of units is equal to the net asset value per unit less the total of any unpaid distribution fees, C&D fees and organization costs. During the initial offering period the sale and redemption price is sometimes referred to as the "liquidation price." Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

          SELLING UNITS. The Sponsor may maintain a secondary market for units. Meaning that if you want to sell your units, the Sponsor may buy them at the current net asset value or "liquidation price", depending whether or not the Trust is in its initial offering period. The Sponsor may then resell the units to other investors at the public offering price or redeem them for the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The Sponsor may discontinue the secondary market at any time without notice. Even if the Sponsor does not make a market, you will be able to redeem your units with the Trustee on any business day for the current redemption price.

          REDEEMING UNITS. You may also redeem your units directly with the Trustee on any day the New York Stock Exchange is open. After the close of the initial offering period, the sale and redemption price of units is equal to the net asset value per unit. During the initial offering period, the sale and redemption price of units is equal to the net asset value per unit less the total of any unpaid distribution fees, C&D fees and organization costs. During the initial offering period the sale and redemption price is sometimes referred to as the "liquidation price." You will receive the redemption price for a particular day if the Trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the Trustee by the time designated by the Trustee, are priced based on the date of receipt. Redemption requests received by the Trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next redemption price computed after the Trustee receives your completed request.

          If you redeem your units, the Trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the Trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

          To redeem your units, you must send the Trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The Trustee may require additional documents such as a certificate of corporate authority, Trust documents, a death certificate, or an appointment as executor, administrator or guardian. The Trustee cannot complete your redemption or send your payment to you until it receives all of these documents in complete form.

          IN-KIND DISTRIBUTION. You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm or clearing firm). This option is generally available only for securities traded and held in the United States. The Trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your Trust's life. The Sponsor may discontinue this option upon sixty days notice.

          ROLLOVER AND OPT-OUT. The Trust strategy is a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following this strategy. As part of the strategy, the Sponsor currently intends to offer a subsequent series of the Trust for a Rollover when the current Trust terminates however it is possible that a future run of the Trust strategy may produce results which could make the offering of a subsequent series of the Trust impossible at trust termination. You must therefore be aware that a future series of the Trust may not be available for a Rollover investment. When the Trust terminates you will have the option to (1) participate in a Rollover and have your units reinvested into a subsequent Trust series through a Rollover as described in this section, or (2) Opt-out of the Rollover and receive a cash distribution.

          If you do not Opt-out of the Rollover, your units will be invested in the subsequent Series of the Trust on your Trust's termination date. Upon termination the value of your units will be automatically invested in a new Trust series, if available, at the public offering price of the new Trust. The Trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. The Sponsor does not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

          The Sponsor intends to make subsequent Trust series available for sale at various times during the year. Of course, the Sponsor cannot guarantee that a subsequent Trust or sufficient units will be available or that any subsequent Trust will offer the same investment strategy or objectives as the current Trust. The Sponsor cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Trust's procedures. The Sponsor may, in its sole discretion, modify a Rollover or stop creating units of the Trust at any time regardless of whether all proceeds of unitholders have been reinvested in a Rollover. The Sponsor may decide not to offer the Rollover upon sixty days notice. Cash which has not been reinvested in a Rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent Trust, no cash will be distributed to pay any taxes. See "Taxes."

DISTRIBUTIONS

          DISTRIBUTIONS. Your Trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" for the Trust. In some cases, your Trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or Trust expenses change.

          When the Trust receives dividends from a portfolio security, the Trust credits the dividends to the Trust's accounts. In an effort to make relatively regular income distributions, the Trust's semi-annual income distribution is equal to one-half of the estimated net annual dividends to be received by the Trust after deduction of Trust operating expenses. Because income payments are not received by the Trust at a constant rate throughout the year, such distributions to unitholders may be more or less than the amount credited to the Trust's income account as of the record date. For the purpose of minimizing fluctuation in the distributions from the Trust's income account, the Trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Trust's income account on the ensuing record date.

          REPORTS. The Trustee or your financial professional will make available to you a statement showing income and other receipts of your Trust for each distribution. Each year the Trustee will also provide an annual report on your Trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your Trust, if available.

INVESTMENT RISKS

          ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the securities in your Trust. You should understand these risks before you invest. You could lose some or all of your investment in the Trust. Recently, equity markets have experienced significant volatility. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that your Trust will achieve its objective or that your investment return will be positive over any period

          MARKET RISK. Market risk is the risk that a particular security in the Trust, the Trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including: general securities markets movements, changes in the financial condition of an issuer or a sector, changes in perceptions about an issuer or a sector, interest rates and inflation, governmental policies and litigation, and purchases and sales of securities by the Trust.

          Even though the Sponsor carefully supervises your portfolio, you should remember that it does not manage your portfolio. Your Trust will not sell a security solely because the market value falls as is possible in a managed fund.

          CURRENT ECONOMIC CONDITIONS RISK. In December 2008, the National Bureau of Economic Research officially announced that the U.S. economy has been in a recession since December 2007. This announcement came months after U.S. stock markets entered bear market territory after suffering losses of 20% or more from their highs of October 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity has now declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of the economy, the value of the securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

          PRICE VOLATILITY. The Trusts invest in common stocks of domestic and/or foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

          Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

          FINANCIAL SECTOR RISK. Your Trust includes securities issued by companies in the financial sector. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

          Recent negative developments initially relating to the subprime mortgage market and subsequently spreading to other parts of the economy, have adversely affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

          In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. Recent laws and regulations contain provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. Legislation has been proposed to create the Financial Services Oversight Council to facilitate information sharing and identify systemic risks. Additional proposed legislation would allow the FDIC to "take over" a failing bank in situations when the overall stability of the financial system could be at risk. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets.

          Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products in addition to their brokerage and investment advice. However, proposed legislation would subject such nonbank financial firms to the requirements of the Bank Holding Company Act of 1956 which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. Under the proposed legislation, these companies would be required to register as bank holding companies with the Federal Reserve Board and would be subject to capital and other regulatory requirements of traditional banks. This may result in a decrease in profits, missed business opportunities and cessation of financing activities for companies unable to meet the newly imposed regulatory requirements, which could further reduce available credit for consumers.

          Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Proposed legislation may establish the Office of National Insurance within the U.S. Department of the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

          DIVIDENDS. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

          INVESTMENT STYLE. Although most, if not all, of the Securities contained in each Trust meet the stated style, capitalization, and investment objective of such Trust as of the business day prior to the date of this prospectus, market fluctuations after this date may change a particular Security's classification. Securities will not generally be removed from a Trust as a result of market fluctuations.

          FOREIGN SECURITIES. These are securities that are directly listed on a U.S. securities exchange or in the form of ADRs which are listed on a U.S securities exchange. Risks of foreign common stocks include different accounting standards, expropriation, nationalization or other adverse political or economic developments, currency devaluations, restrictions on foreign investments and exchange of securities, inadequate financial information, lack of liquidity, and less governmental supervision of exchanges, brokers and issuers.

          MID-CAP COMPANIES. Securities in Mid-Cap, Series 1 are issued by companies which have been designated by the Sponsor as mid-cap. Smaller companies present some unique investment risks. Mid-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, mid-cap stocks may not be widely followed by the investment community, which may result in lower demand.

          INFLATION RISK. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

DISTRIBUTION OF UNITS

          The Sponsor sells units to the public through broker-dealers, registered investment advisors, certified financial planners and other firms. There are no transactional or initial sales charges on these Trusts but the Sponsor may pay part of the distribution fee to third party distribution and marketing firms when they introduce units to potential buyers or intermediaries. These units are designed to be used in investment accounts that charge a "wrap fee" or periodic fees for investment advisory, financial planning or asset management services in lieu of commissions.

          The Sponsor may, at its own expense and out of its own profits, pay for third party distribution assistance, including but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of the Sponsor's products. These arrangements will not change the price you pay for your units.

          The Sponsor generally registers units for sale in various states in the U.S. The Sponsor does not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The Sponsor may reject any order for units in whole or in part.

          The Sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the Sponsor pays for units and the price at which it sells or redeems them. The Sponsor may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into your Trust is shown in the "Notes to Portfolio" for the Trust.

TRUST ADMINISTRATION

          YOUR TRUST. Your Trust is a unit investment trust registered under the Investment Company Act of 1940. The Sponsor created the Trust under a Trust Agreement between Millington Securities, Inc. (as depositor/Sponsor, evaluator and supervisor) and The Bank of New York Mellon (as Trustee). To create your Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of your Trust to the Sponsor. Each unit represents an undivided interest in the assets of your Trust. These units remain outstanding until redeemed or until your Trust terminates. At the close of the New York Stock Exchange on the Trust's Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the Trust will increase or decrease to the extent of any adjustment.

          CHANGING YOUR PORTFOLIO. Your Trust is not a managed fund. Unlike a managed fund, the Sponsor designed your portfolio to remain relatively fixed. Your Trust will generally buy and sell securities to pay expenses, to issue additional units or to redeem units, in limited circumstances to protect the Trust, to make required distributions or to avoid imposition of taxes on the Trust, or as permitted by the Trust agreement.

          When your Trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the Trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. If your Trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. If any contract for the purchase of securities fails, the Sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the Trust agreement. The Sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the securities detrimental to your Trust. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Trust on the Trust's Inception Date.

          The Sponsor will increase the size of your Trust as it sells units during the initial offering period. When the Sponsor creates additional units, it will seek to replicate the existing portfolio.

          When your Trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time your Trust buys the securities. When your Trust buys or sells securities, the Sponsor may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your Trust or the Trustee.

          AMENDING THE TRUST AGREEMENT. The Sponsor and the Trustee can change the Trust Agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in your Trust without your consent. Investors owning two-thirds of the units in your Trust may vote to change this agreement.

          TERMINATION OF YOUR TRUST. Your Trust will terminate on the termination date set forth under "Essential Information" for the Trust. The Trustee may terminate your Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of your Trust may create an undue burden on your investment. Investors owning two-thirds of the units in your Trust may also vote to terminate the Trust early. The Trustee will liquidate your Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, the Sponsor will refund any sales fee that you paid.

          The Trustee will notify you of any termination and sell any remaining securities. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

          THE SPONSOR. The Sponsor of the Trust is Millington Securities, Inc. Millington is registered under the Securities Exchange Act of 1934 as a broker-dealer. Millington is organized as a corporation under the laws of the State of Illinois. Millington is a member of the Financial Industry Regulatory Authority, Inc. The principal office of Millington is 222 S. Mill St., Naperville, IL 60540. If the Sponsor fails to or cannot perform its duties as Sponsor or becomes bankrupt, the Trustee may replace it, continue to operate your Trust without a Sponsor, or terminate your Trust.

          The Sponsor and your Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust.

          PORTFOLIO CONSULTANT. Ativo Capital Management LLC has been selected by the Sponsor to serve as the Portfolio Consultant for the Trust. As Portfolio Consultant, Ativo will assist the Sponsor with the selection of the Trust's portfolio. For its service as Portfolio Consultant, Ativo will be paid by the Trust a fee of .20% of the average net assets of the Trust at the close of the initial offering period. Ativo will also provide advice to the Sponsor to help the Sponsor provide portfolio supervisory services to the Trust. The Sponsor will pay Ativo from its supervisory fee. While the Sponsor is responsible for supervising the Trust's portfolio, neither the Sponsor nor the Portfolio Consultant manage the Trust.

          The Portfolio Consultant is not an affiliate of the Sponsor. The Portfolio Consultant may use the list of securities included in the Trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant may recommend or effect transactions in the securities included in your Trust. This may have an effect, positive or negative, on the prices of the securities included in your Trust. This also may have an impact on the price your Trust pays for the securities and the price received upon unit redemptions or Trust termination. Certain representatives of Ativo will serve as registered representatives of the Sponsor and participate in the sale of Trust units.

          THE TRUSTEE. The Bank of New York Mellon is the Trustee of your Trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment Trust office. The Sponsor may remove and replace the Trustee in some cases without your consent. The Trustee may also resign by notifying the Sponsor and investors.

TAXES

          This section summarizes some of the main U.S. federal income tax consequences of owning units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences. This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

          As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

          ASSETS OF THE TRUST. The Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that the Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

          TRUST STATUS. If your Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

          YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below). If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

          DIVIDENDS FROM STOCKS. Certain dividends received with respect to the stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011. Treatment of dividends from foreign stocks held by U.S. investors may be subject to additional rules and tax filings.

          DIVIDENDS RECEIVED DEDUCTION. Generally, a domestic corporation owning units in a Trust may be eligible for the dividends received deduction with respect to such unit owner's pro rata portion of certain types of dividends received by the Trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

          IN-KIND DISTRIBUTIONS. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your Trust's termination. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

          EXCHANGES. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two Trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

          LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

          FOREIGN INVESTORS, TAXES AND INVESTMENTS. Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or Trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements. Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor Trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

          If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through your Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

          A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If your Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to your Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

EXPENSES

          Your Trust will pay various expenses to conduct its operations. The "Fee Table" shows the estimated amount of these expenses.

          The Sponsor will receive a fee from your Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The Trustee will deduct this amount from your Trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

          The Sponsor will receive a fee from your Trust for engaging third party marketing and distribution firms to assist in introducing this product to eligible investors. This "distribution fee" is a charge of $0.02 per unit. The Trustee will deduct this amount from your Trust's assets as of the close of the initial offering period.

          Your Trust will pay a fee to the Trustee for its services. The Trustee also benefits when it holds cash for your Trust in non-interest bearing accounts. Your Trust will reimburse Millington as supervisor, evaluator and Sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. The Sponsor's reimbursements may exceed the costs of the services it provides to your Trust but will not exceed the costs of services provided to all of its unit investment Trusts in any calendar year. All of these fees may adjust for inflation without your approval.

          Your Trust will also pay its general operating expenses, including licensing fees. The Trust will pay a licensing fee to Ativo for its use of trademarks, trade names or other intellectual property owned by Ativo. The annual licensing fee received by Ativo is equal to 0.08% of the average net assets of the Trust.

          Your Trust may pay expenses such as Trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary Trustee services, costs of taking action to protect your Trust, costs of indemnifying the Trustee and the Sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the Trustee for advancing funds to meet distributions. Your Trust may pay the costs of updating its registration statement each year. The Trustee will generally pay Trust expenses from distributions received on the securities but in some cases may sell securities to pay Trust expenses.

EXPERTS

          LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the Trust. __________________ acts as counsel for the Trustee.

          INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

                             ADDITIONAL INFORMATION

          This prospectus does not contain all the information in the registration statement that your Trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your Trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
MILLINGTON INVESTOR PORTFOLIO, SERIES 3

          We have audited the accompanying statement of financial condition, including the Trust portfolio set forth on pages __, and __ of this prospectus, of Millington Investor Portfolio, Series 3, as of ____, 2009, the initial date of deposit. The statement of financial condition is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

          We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ____, 2009. We believe that our audit of the statement of financial condition provides a reasonable basis for out opinion.

          In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millington Investor Portfolio, Series 1 as of _____, 2009, in conformity with accounting principles generally accepted in the United States of America.

                                   GRANT THORNTON LLP

Chicago, Illinois
_______, 2009


MILLINGTON INVESTOR PORTFOLIO, SERIES 3
STATEMENT OF FINANCIAL CONDITION AS OF ______, 2009
INVESTMENT IN SECURITIES
Contracts to purchase underlying securities (1)(2)                                                   $
                                                                                                     ----------
     Total                                                                                           $
                                                                                                     ==========
LIABILITIES AND INTEREST OF INVESTORS
Liabilities:
          Organization costs (3)                                                                     $
          Distribution fee (4)
          Creation and development fee (4)
                                                                                                     ----------
Total
                                                                                                     ----------
Interest of investors:
     Cost to investors                                                                               $
     Less deferred distribution fee, creation and development fee and organization costs (3)(4)(5)
                                                                                                     ----------
          Net interest of investors
                                                                                                     ----------
          Total                                                                                      $
                                                                                                     ==========
Number of units
                                                                                                     ==========
Net asset value per unit                                                                             $
                                                                                                     ==========

(1) Aggregated cost of the securities is based on the closing sale price evaluations as determined by the evaluator.

(2) Cash or an irrevocable letter of credit has been deposited with the Trustee covering the funds (aggregating $______) necessary for the purchase of securities in the Trust represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $0.05 per unit for the Trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the Trust's Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) The total sales fee consists of a creation and development fee and a distribution fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 0.07% of the public offering price per unit. The distribution fee is equal to $ 0.02 per unit and the creation and development fee is equal to $0.05 per unit.


                   THE ATIVO MID-CAP ESG PORTFOLIO, SERIES 1

                    MILLINGTON INVESTOR PORTFOLIO, SERIES 3


                                      LOGO
                          MILLINGTON SECURITIES, INC.

                                      PROSPECTUS

                                      ______, 2009

          CONTENTS

THE ATIVO MID-CAP ESG PORTFOLIO,                 VISIT US ON THE INTERNET
SERIES 1                           2             http://millingtonsecurities.com
Investment Objective               2             BY E-MAIL
Principal Investment Strategy      2             __________.com
Principal Risks                    3             CALL MILLINGTON SECURITIES, INC.
Essential Information              3             (630) 922-7900
Fee and Expenses                   6
Portfolio                          7             CALL THE BANK OF NEW YORK MELLON
                                                 (800) 428-8890
THE TRUST                          9
How to Buy Units                  10             ADDITIONAL INFORMATION
How to Sell Your Units            11             This prospectus does not contain all information
Distributions                     13             filed with the Securities and Exchange
Investment Risks                  14             Commission. To obtain or copy this information
Distribution of Units             16             including the Information Supplement (a
Trust Administration              17             duplication fee may be required):
Taxes                             19
Expenses                          21             E-MAIL: publicinfo@sec.gov
Experts                           22             WRITE:  Public Reference Section
Additional Information            22                     Washington, D.C. 20549
Report of Independent Registered                 VISIT:  http://www.sec.gov
Public Accounting Firm            23                     (EDGAR Database)
Statements of Financial Condition 24             CALL:   1-202-551-8090 (only for information
                                                         on the operation of the Public
                                                         Reference Section)

                                                 MILLINGTON INVESTOR PORTFOLIO, SERIES 3
                                                 Securities Act file number: 333-_______
                                                 Investment Company Act file number: 811-22337

                       CONTENTS OF REGISTRATION STATEMENT

         This Amendment to the Registration Statement comprises the following papers and documents:
         The facing sheet
         The prospectus
         The signatures
         The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1 Form of Trust Agreement. Reference is made to Exhibit A(1)(a) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

1.1.1 Form of Standard Terms and Conditions of Trust. Reference is made to Exhibit A(1)(b) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

1.2 Certificate of Incorporation of Millington Securities, Inc. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

1.3 Bylaws of Millington Securities, Inc. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

2.1 Form of Copy of Certificate of Ownership. (Reference is made to Exhibit A(1)(a) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

2.2 Form of Code of Ethics. Reference is made to Exhibit A(11) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.3 Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

4.1    Consent of evaluator (to be filed by amendment).

4.2    Consent of independent auditors (to be filed by amendment).

6.1 List of Officers of Millington Securities, Inc. Reference is made to Exhibit E to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 9, 2009.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Millington Unit Investment Trusts, Series 3 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Illinois on the 11th day of December, 2009.

                                     MILLINGTON UNIT INVESTMENT TRUSTS, SERIES 3

                                     By MILLINGTON SECURITIES, INC., DEPOSITOR


                                     By /s/ CHARLES G. MILLINGTON
                                        ----------------------------------------
                                        Charles G. Millington
                                        President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on December 11, 2009 by the following persons in the capacities indicated:



          /s/CHARLES G. MILLINGTON
   ---------------------------------------
            Charles G. Millington
   Director of Millington Securities, Inc.